EXHIBIT 99.1

VOX ROYALTY REPORTS MAJOR FINANCING DEVELOPMENT

AT THE BULLABULLING GOLD PROJECT AND

PROVIDES WESTERN AUSTRALIAN GOLD SECTOR UPDATE

DENVER – April 7, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide an update on the Bullabulling Gold Project (“Bullabulling”) in Western Australia, over part of which Vox holds an uncapped A$10/ounce gold royalty. ASX listed operator, Minerals 260 Limited (“M260”), has successfully raised A$220 million to acquire Bullabulling and subsequently advance exploration and development activities.

Spencer Cole, Chief Investment Officer of Vox, commented: “Congratulations to the M260 team. It is very rare to see a A$30M market cap explorer raise A$220 million. This progress from M260 highlights the current strong demand for quality Australian gold projects. This funding for M260 marks a major step forward in unlocking one of Australia’s largest undeveloped open pit gold assets. With a current Indicated resource of 1.4Moz and Inferred resource of 0.9Moz, and immediate plans for 80,000 metres of drilling, this gold project is likely to receive a final investment decision in 2026, targeting first production in 2028. The historical drilling of 530,000m across ~12,000 drill holes and pre-feasibility engineering work provides a strong foundation for Minerals 260 to build upon.”

“More Gold Faster” – Western Australian Gold Sector Update1:

Riaan Esterhuizen, EVP – Australia of Vox, added: “Alongside this development at Bullabulling, in the past two weeks alone, we have noted significant progress in our Australian gold royalty assets – from Black Cat Syndicate’s fully-financed A$85M acquisition of the Lakewood processing plant, to Evolution Mining’s commissioning of the Mungari Expansion Project nine months ahead of schedule, potentially accelerating production at our Bulong and Castle Hill royalties. The commencement of underground stoping ore at the Plutonic East gold mine restart was a similar major royalty development catalyst announced just three weeks ago. Western Australia has had 219 Mining Proposals approved in the past 12 months, alongside 713 Exploration Licenses granted with a total of A$1,187,000,000 (nationwide) in gold exploration expenditures, highlighting the buoyant financing and development market with gold prices approaching A$5,000/oz.”

Key Highlights of the Bullabulling Gold Project:

•	On April 3, 2025, M260 announced that it successfully raised A$220 million to fund the 100% acquisition and advancement of the Bullabulling gold project.
•	The current Bullabulling resource stands at 60Mt @ 1.2 g/t for 2.3Moz of gold (1.4Moz Indicated, 0.9Moz Inferred), which makes it “one of the largest undeveloped open pit gold projects in Australia”, according to M260 management.
•	M260 plans to commence an 80,000m drilling program immediately after closing of the transaction, with kick off studies planed in 2025, a final investment decision planed in late 2026 and targeting of first gold production in 2028 (see Figure 1 below for further details).
•	On January 14, 2025, M260 announced that it entered into a binding agreement to purchase the Bullabulling gold project from Norton Gold Fields Pty Ltd, a wholly owned subsidiary of Zijin Mining Group Co., Ltd. (“Norton”) for A$165.5M, comprising A$156.5M cash plus A$10M shares.
•	The project’s previous owners have historically conducted significant technical studies from 2011 – 2017, including a pre-feasibility study[2] in February 2013 which envisaged a 7.5 Mtpa Carbon In Leach (CIL) processing facility, leveraging existing power, gas, communication and water services nearby.

•	Vox holds an uncapped A$10/oz gold royalty (>75Koz remaining production hurdle) over 100% of the consolidated Dicksons-Bonecrusher deposit and approximately 30% - 50% of the consolidated Phoenix deposit (which includes the historical Hobbit, Titan and Phoenix Open Pit deposits).

Figure 1: Indicative Bullabulling Development Plan

Source: https://api.investi.com.au/api/announcements/mi6/38210729-c5a.pdf

Figure 2: Bullabulling Project Map

Source: https://api.investi.com.au/api/announcements/mi6/d7eda791-4d1.pdf

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and the successful completion of capital raising and transaction activity by its operating partners (on which subsequent activity may be conditional upon).

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine and the middle east, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Western Australian Gold Sector Update metrics sourced from:
a.	Approved Mining Proposals (12 months to April 4, 2025) - https://minedex.dmirs.wa.gov.au/Web/home
b.	Exploration Licenses Granted (12 months to April 4, 2025) - https://www.wa.gov.au/service/natural-resources/mineral-resources/access-mineral-titles-online-mto
c.	2024 Australian Gold Exploration Expenditure (April 1st, 2025) - https://www.ga.gov.au/scientific-topics/minerals/investing-in-australian-mineral-exploration/exploration-statistics

(2)	Historical Bullabulling Studies are listed below:
a.

“Bullabulling Gold Limited (ASX: BAB) – Takeover bid by Norton Gold Fields Limited – Target’s Statement” ASX announcement, Bullabulling Gold Limited, 14 May 2014 (https://hotcopper.com.au/threads/ann-bab-targets-statement14-may-14.2241894/). The report titled “Bullabulling Gold Project Independent Technical Valuation” is included in the ASX announcement and was prepared by independent technical consultant RungePincockMinarco (“RPM”) with Phillip Mitchell and Steven Hinde as signatories. As at May 2014, Phillip Mitchell and Steven Hinde were employees of RPM and Members of the Australasian Institute of Mining and Metallurgy. Phillip Mitchell and Steven Hinde have sufficient experience which is relevant to the style of mineralization and types of gold deposits under consideration, and to the activity they are undertaking, to qualify them as Competent Persons (as defined in the 2012 Edition of the JORC Code)

b.

“Results of Prefeasibility Study for the Bullabulling Gold Project” ASX announcement, Bullabulling Gold Limited, 7 February 2013 (https://hotcopper.com.au/data/oldanns/2013/BAB/e42337cf-adb5-4268-8dcb-3bbe98e79925-BAB624299.pdf). Mineral resource estimation is based on information compiled by Mr. Trevor Pilcher, who as at 31 July 2014 was an employee of Bullabulling Gold Limited and a member of the Australasian Institute of Mining and Metallurgy. Mr Pilcher has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and the activity in which he is undertaking to qualify as a Competent Person (under 2004 Edition of the JORC Code).

(3)

Minerals 260 Limited. – Minerals 260 Successfully Raises $220 million to Acquire and Advance the Bullabulling Gold Project First stoping ore from Plutonic East – Dated April 3, 2025: https://api.investi.com.au/api/announcements/mi6/db0196e2-6b5.pdf

(4)

Minerals 260 Limited. - Transformational acquisition of the 2.3Moz Bullabulling Gold Project in Western Australia, one of Australia’s largest undeveloped gold projects – January 14, 2025: https://api.investi.com.au/api/announcements/mi6/d7eda791-4d1.pdf